Exhibit 21.1

Subsidiaries of IDEX Biometrics ASA

Name of Subsidiary	Jurisdiction of Organization
IDEX Holding Company Inc.	Delaware, USA
IDEX America Inc.	Delaware, USA
IDEX Biometrics UK Ltd.	United Kingdom
IDEX Electronics (Shanghai) Co., Ltd.	China